David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
Tel. (516) 887-8200
Fax (516) 887-8250

October 9, 2013

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Justin Dobbie

Re:	WNS Studios, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on August 29, 2013 File Number 333-190886

Dear Mr. Dobbie:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated September 19, 2013, with reference the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 29, 2013.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

Prospectus Summary, page 5

1. Please revise for consistency your disclosure relating to the use of proceeds on pages 6 and 15.

Response: The disclosure on pages 6 and 15 has been revised to be consistent.

2. We note that your estimated expenses for this offering are approximately $15,000. Please revise your summary section and include a risk factor to disclose that if you raise $15,000 or less in this offering, all proceeds will be used to cover the offering expenses.

Response:  The disclosure in the summary section under the Registration Costs has been revised and a risk factor has been added to indicate that if we raise $15,000 or less in the offering, all proceeds from the offering will be used to cover our offering expenses.

Use of Proceeds, page 15

3. Please revise to also provide disclosure regarding use of proceeds if 25% of the offering is sold.

Response:  The disclosure has been revised to include the use of proceeds if 25% of the offering is sold.

4. We note your disclosure that you intend to use net proceeds for working capital. Please revise to include a more specific description of the use of proceeds. In this regard, please disclose whether you intend to invest any of the net proceeds from this offering in your business or if you intend to use such proceeds exclusively to comply with your obligations under the Securities Exchange Act of 1934.

Response:  The disclosure has been revised to disclose that we intend to use the net offering proceeds for our compliance obligations under the Securities Exchange Act of 1934. If we raise sufficient funds to cover such compliance costs, we will then use any excess proceeds for working capital.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin
cc: Moses Gross